Contact

www.linkedin.com/in/harvey-l-poppel-a7589a37 (LinkedIn)

Top Skills

Technology Futurist and Author
Board Director and Advisor
Strategic Consulting

Certifications

Certified Management Consultant

Publications

Multiple

Harvey L. Poppel

Managing Partner of Poptech, L.P.
Palm Beach, Florida, United States

Summary

Mr. Poppel is a highly-successful, active investor in public and private firms.
For twelve years, he served as managing director of Broadview Associates, an IT mergers and acquisition firm, where he consummated 80 deals. Previously, he managed the worldwide IT and information systems management consulting practices at Booz, Allen and Hamilton, and served on Booz, Allen's board. At Booz, Allen, he developed the now well-known "Harvey Balls" symbology. His personal Booz, Allen clients included ATT, IBM and Xerox. Previously in the 1960s, he managed some of the earliest applications of online computing including helping Western Union to convert their electromechanical telegraphy systems into email.
Mr. Poppel co-authored the prophetic 1987 McGraw-Hill book "Information Technology: The Trillion-Dollar Opportunity." He published dozens of IT-related articles including two in the Harvard Business Review and keynoted several IT conferences. He was a four-time Ernst and Young Entrepreneur-of-the-Year judge in New Jersey and Northern California.
He has served on two public-company boards. Mr. Poppel also recently served on the Executive Committee of the Palm Beach Civic Association and led their 2035 Strategic Planning Forum. He has been a member of the Executive Committee and is currently a Director of the Israel Cancer Association. Mr. Poppel has served on the Vice President's Council of the Republican Jewish Coalition.
Mr. Poppel received his BS and MS degrees from Rensselaer Polytechnic Institute. He and his wife, Lee, live in Palm Beach, FL and Tiburon, CA; they have two children and three grandchildren.

Experience

Poptech, LP
Owner
January 1997 - Present (26 years 1 month)

IT-investment management

Managing Partner, Poptech, L.P.

Managing Partner

January 1997 - Present (26 years 1 month)

Education

Rensselaer Polytechnic Institute

B.S. Chemical Engineering 1958; M.S. Management 1959